Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2012	2011

Earnings:
Pretax income (loss) excluding income or loss from equity investments	$(709,680)	$66,421
Adjustments:
Fixed charges	165,641	131,944
Distributed income from equity investments	1,801	12,330
Capitalized interest, net of amortization	(4,764)	1,849
Arch Western Resources, LLC dividends on preferred membership interest	(3)	57
Total earnings (losses)	$(547,005)	$212,487

Fixed charges:
Interest expense	$153,500	$76,829
Capitalized interest	6,528	211
Bridge Financing Costs related to ICG	—	49,490
Arch Western Resources, LLC dividends on preferred membership interest	(3)	57
Portions of rent which represent an interest factor	5,617	5,357
Total fixed charges	$165,641	$131,944
Total fixed charges and preferred stock dividends	$165,641	$131,944

Ratio of earnings to combined fixed charges and preference dividends		1.61	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.